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                                               Filed pursuant to Rule 424(b)(3)
                                               Reg. No. 333-32587

PROSPECTUS
                          NEWFIELD EXPLORATION COMPANY

                 272,600 SHARES OF COMMON STOCK, $.01 PAR VALUE

     This Prospectus relates to the offer and sale of up to 272,600 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Newfield Exploration Company ("Newfield" or the "Company").

     The Shares are owned by certain persons (the "Selling Stockholders") who acquired the Shares from the Company in connection with privately negotiated transactions pursuant to which the Company acquired businesses owned in part by the Selling Stockholders. See "The Company" and "Selling Stockholders."

     The Selling Stockholders may from time to time sell all or a portion of the Shares on the New York Stock Exchange (the "NYSE"), in the over-the-counter market, on any other national securities exchange on which the Common Stock is then listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. See "Plan of Distribution." Newfield will not receive any proceeds from the sale of Shares hereunder. See "Use of Proceeds." All expenses of registration of the Shares are being borne by Newfield, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. See "Selling Stockholders."

     The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Shares and any commissions or discounts given to any such broker-dealers may be regarded as underwriting commissions or discounts under the Securities Act.

     The Shares have not been registered for sale by the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the states in which such transactions occur, or the existence of any exemption from registration.

     The Common Stock is traded on the NYSE. On November 20, 1997 the last sale price of the Common Stock as reported on the composite tape for issues listed on the NYSE was $24 7/8 per share.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The Date of this Prospectus is November 21, 1997.

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEWFIELD OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Form S-3 Registration Statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. The Registration Statement and such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Registration Statement, reports, proxy statements and other information concerning the Company may be inspected at the office of the NYSE, 20 Broad Street, 7th Floor, New York, New York 10005. Certain of such reports, proxy statements and other information are also available on the Commission's World Wide Web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference (Commission File Number 1-12534):

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          3. The Company's Current Reports on Form 8-K filed with the Commission on May 15, 1997, July 21, 1997, October 1, 1997 and October 20, 1997; and

          4. The Company's Registration Statement on Form 8-A dated November 4, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of

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such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to James P. Ulm, II, Treasurer, at the Company's principal executive offices.

                                  THE COMPANY

     Newfield explores, develops and acquires oil and natural gas properties principally in the Gulf of Mexico. On May 15, 1997, the Company acquired the assets and subsidiaries of Huffco International, L.L.C. (the "International Assets"), including a subsidiary that owns a 35% interest in a production sharing contract with respect to a 415,000 acre block located in 60 to 100 feet of water in the Bohai Bay offshore the People's Republic of China. In addition, Newfield acquired certain rights and data relating to offshore West Africa, a small technical staff and an international data base.

     The Company was incorporated in Delaware in 1988. The address of the Company's principal executive offices is 363 North Sam Houston Parkway East, Suite 2020, Houston, Texas 77060, and its telephone number is (281) 847-6000.

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                                  RISK FACTORS

     Prospective investors in shares of Common Stock should carefully review the information in this Prospectus and should particularly consider the following matters in evaluating an investment in the Common Stock.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts.

     From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade credit rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

     In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     Certain information incorporated by reference into this Prospectus contains estimates, most of which were prepared by the Company, of proved oil and gas reserves and the present value of estimated future net cash flows therefrom. Estimating quantities of reserves and future net cash flows is not an exact science. There are numerous uncertainties inherent in the process that require assumptions based upon available geologic, engineering and economic data, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. As a result, any such estimate is inherently imprecise. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will vary from those assumed in the estimates and such variances may be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flow therefrom being materially different from the estimates incorporated by reference into this Prospectus. In addition, the Company's estimated reserves may be subject

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to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors. The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

     The present value of estimated future net cash flows of the Company's properties incorporated by reference into this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, changes in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating the present value of estimated future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

NEED FOR RESERVE REPLACEMENT

     As is generally the case in the Gulf of Mexico, the Company's producing properties are characterized by a high initial production rate, followed by a steep decline in production. While production declines vary from property to property, and vary for any one property from time to time, recent production declines experienced by the Company equate to a reserve life index (the number of years a property would produce at a constant rate using current rates of production) for the Company's proved reserves of approximately 5.7 years as of December 31, 1996. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. Without successful exploration or acquisition activities, the Company's reserves and revenues will decline rapidly. There can be no assurance that the Company will be able to find and develop or acquire additional reserves.

DRILLING RISKS; OPERATING DELAYS

     Drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. Demand and rates for drilling rigs, production equipment and related services increased significantly during 1996 and to date in 1997. The Company has experienced delays in obtaining such equipment and services, and in some instances the costs incurred were higher than originally budgeted. There can be no assurance as to the success of the Company's future drilling activities or the availability of equipment and services.

ACQUISITION RISKS

     The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes on-site inspections and the review of reports filed with the Minerals Management Service for environmental compliance. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. The Company is generally not entitled to

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contractual indemnification for environmental liabilities and acquires structures on a property on an "as is" basis.

COMPETITION

     Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. Many of the Company's competitors have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent upon a relatively small group of management and technical personnel. The loss of one or more of these individuals could have a material adverse effect on the Company.

OPERATING HAZARDS

     The Company's operations are subject to the usual hazards incident to the drilling of oil and gas wells, many of which are beyond the Company's control, such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. Additional risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered and that operations may be curtailed, delayed or cancelled as a result of numerous factors including title problems, compliance with governmental requirements and shortages or delays in the delivery of equipment. In addition, substantially all of the Company's operations currently are offshore and subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above.

GOVERNMENTAL REGULATION

     Oil and gas operations are subject to various United States federal, state and local and foreign and international governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and material produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, natural gas or pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company and may require the Company to incur substantial remediation costs. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its properties. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company.

     Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation. In addition, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such

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legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. The Company could incur substantial costs to comply with environmental laws and regulations, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its production.

RISKS OF FOREIGN OPERATIONS

     While the Company intends to continue to focus on the Gulf of Mexico, the Company also intends to pursue selective opportunities to develop "focused diversification" outside the Gulf of Mexico. In May 1997, the Company acquired the assets and subsidiaries of Huffco International, L.L.C., which include a 35% working interest in a 415,000 acre production sharing contract in the Bohai Bay, offshore China. The Company also acquired certain rights and data relating to offshore West Africa, an international database and added a small international technical staff. The recently drilled initial exploratory well in the Bohai Bay failed to produce oil or gas and Newfield and the other participants in the well have agreed to plug and abandon the well. Newfield anticipates additional exploratory drilling on the property in 1998. Successful exploratory drilling in the Bohai Bay may result in significant future investment in this area. Newfield is also actively considering investments in selected countries in West Africa and Latin America. Ownership of property interests and production operations in China, and in any other areas outside the United States in which the Company may choose to do business, are subject to the various risks inherent in foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, change in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. The Company made capital expenditures, including exploration expense, of $104.2 million during 1995 and $163.8 million during 1996. The Company plans to make capital expenditures, including exploration expense but not including expenditures for acquisitions, of approximately $181.3 million in 1997. Management believes that the Company will have sufficient cash provided by operating activities, borrowings under its credit facility and the proceeds from a recently completed offering of $125,000,000 principal amount of 7.45% Senior Notes due 2007 to fund planned capital expenditures in 1997 and 1998. However, if revenues or cash flows from operations decrease as a result of lower oil and natural gas prices or operating difficulties, the Company may be limited in its ability to expend the capital necessary to undertake or complete its drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.


                                USE OF PROCEEDS

     The Selling Stockholders will receive all of the net proceeds from the sale of the Shares owned by them. Newfield will not receive any of the proceeds from the sale of the Shares offered hereby.

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

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of October 31, 1997 regarding beneficial ownership of Common Stock of the Company by each of the Selling Stockholders. At the time of acquisition of the International Assets, Terry Huffington, a principal owner of Huffco International, L.L.C. ("Huffco"), was elected as a director of the Company and David A. Trice, the Chief Executive Officer of Huffco, was elected as a vice president of the Company. Ms. Huffington and Mr. Trice constitute all of the Selling Stockholders. In connection with the Company's acquisition of the International Assets, the Selling Stockholders acquired the number of Shares set forth opposite their names in the second column below. Pursuant to the terms of the acquisition agreements, the Selling Stockholders also retained certain contingent payment rights with respect to the International Assets.

                                                                        SHARES OF
                                                                  NEWFIELD COMMON STOCK
                                                             -------------------------------
                                                             BENEFICIALLY      COVERED BY
                           NAME                                OWNED(1)      THIS PROSPECTUS
                           ----                              ------------    ---------------
Terry Huffington...........................................    269,942(2)        268,579
David A. Trice.............................................     57,360(3)          4,021
                                                               -------           -------
          Totals...........................................    327,302           272,600
                                                               =======           =======

---------------

(1) Under the regulations of the Commission, shares are deemed to "beneficially owned" by a person if he or she directly or indirectly has or shares the power to vote or dispose of such shares, whether or not he or she has any pecuniary interest in such shares, or if he or she has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right.

(2) Includes 1,363 restricted shares of Common Stock granted to Ms. Huffington in May 1997 pursuant to the Company's 1995 Non-Employee Director Restricted Stock Plan that are subject to certain forfeiture provisions.

(3) Includes 35,000 restricted shares of Common Stock granted to Mr. Trice in May 1997 pursuant to the Company's 1995 Omnibus Stock Plan that are subject to certain forfeiture provisions.

     All expenses of registration of the Shares are being borne by Newfield, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

     Sales of Shares by the Selling Stockholders may be made from time to time in one or more transactions, on the NYSE, in the over-the-counter market or any other exchange or quotation system on which the Shares may be listed or quoted (collectively, the "Exchanges"), in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distributions or secondary distributions in accordance with the rules of the NYSE; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) firm commitment or best efforts underwritings; and (f) privately negotiated transactions. An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in

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

excess of customary commissions). A member firm of an Exchange may be engaged to act as the Selling Stockholders' agent in the sale of Shares by the Selling Stockholders.

     In connection with distributions of Shares or otherwise, the Selling Stockholders may enter into hedging transactions with brokers or dealers or other financial institutions with respect to the Common Stock of the Company. In connection with such transactions, such brokers or dealers or other financial institutions may engage in short sales of Common Stock of the Company in the course of hedging the positions they assume with the Selling Stockholders. Such hedging transactions may require or permit the Selling Stockholders to deliver Shares to such brokers or dealers or other financial institutions to settle such hedging transactions. The Selling Stockholders may also sell Common Stock of the Company short and deliver Shares to close out such short positions. If so required by applicable law, this Prospectus, as amended or supplemented, may be used to effect (i) the short sales of Common Stock of the Company referred to above, (ii) the sale or other disposition by the brokers or dealers or other financial institutions of any Shares they receive pursuant to the hedging transactions referred to above or (iii) the delivery by the Selling Stockholders of Shares to close out short positions. The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer or other financial institution and, upon a default, such broker or dealer or other financial institution may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also donate the Shares registered hereunder to a third party and such donee may effect sales of the Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The foregoing description in this paragraph is subject to a Selling Stockholder's compliance with Section 16(c) of the Exchange Act, to the extent and during such periods as Section 16(c) is applicable to such Selling Shareholder.

     The Selling Stockholders and any underwriters, brokers, dealers, agents or others that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any underwriting discounts, commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities that they may incur in connection with the sale of the Shares, including liabilities arising under the Securities Act, and to contribute to payments that the Selling Stockholders may be required to make with respect thereto. Agents, underwriters, brokers and dealers may be entitled under agreements entered into by the Selling Stockholders or the Company to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     There is no assurance that any of the Selling Stockholders will sell any or all of the Shares offered hereby.

                             VALIDITY OF SECURITIES

     The validity of the Shares has been passed upon by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements and related schedules of the Company incorporated by reference in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and have been incorporated by reference herein in reliance upon such reports given on the authority of that firm as experts in accounting and auditing.

     Certain information incorporated by reference in this Prospectus relating to the Company's proved oil and gas reserves and future net cash flows therefrom is derived from estimates prepared by Ryder Scott Company, Petroleum Engineers, and is incorporated by reference herein in reliance upon such firm as experts with respect to such matters.

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